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                                                                      Exhibit B


                                   Before the

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.         /            , 2000

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In the Matter of:

Enron Corp.
1400 Smith Street
Houston, Texas 77002-7361

(70-                )
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                  Enron Corp. ("Enron"), a public-utility holding company that is exempt from registration pursuant to Rule 2 under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act"), is seeking an order of the United States Securities and Exchange Commission ("Commission") finding that Enron is exempt from all provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(3) or, in the alternative, Section 3(a)(5) of the Act.

                  Enron currently owns all of the common stock of Portland General Electric Company ("Portland General"). Enron has entered into a definitive agreement to sell Portland General to Sierra Pacific Resources ("Sierra Pacific") for $2.1 billion, comprised of $2.02 billion in cash and the assumption of Enron's approximately $80 million merger payment obligation. Sierra Pacific will also assume $1 billion in Portland General debt and preferred stock. The proposed transaction, which is subject to customary regulatory approvals, is expected to close in the second half of 2000.

                  Enron is seeking an exemption under Section 3(a)(3) or, in the alternative, Section 3(a)(5), as a means of obtaining relief from the "qualifying facility" or "QF" ownership restrictions under the Public Utility Regulatory Policies Act of 1978.

                  The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ______, 2000 to the Secretary, Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549.